

January 23, 2006

Via Facsimile (212) 451-2222 and U.S. Mail

Mr. Jeffrey Spindler
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

   Re: Fox & Hound Restaurant Group
     Schedule TO-T filed January 6, 2006, as amended
     by New Castle Partners *et al.*
     File No. 5-52069

Dear Mr. Spindler:

  We have reviewed the above-referenced filings and have the following comments.

Offer to Purchase

Will the Offer be Followed by a Merger if All the Fox & Hound Shares are not Tendered in the Offer?

1. Please clarify under what circumstances a second-step merger will not take place if you acquire a majority of the outstanding shares.

Acceptance For and Payment, page 7

2. Clarify under what circumstances you could, consistent with applicable securities laws, delay acceptance or payment for shares without extending the offer. In that regard, you should discuss, at a minimum, the delay in payment potentially associated with the "liquor condition" and the "Section 203 condition."

3. We note your statement that you may assign to one or more of your affiliates to purchase shares tendered pursuant to the Offer. Please confirm that if you transfer or assign purchase rights pursuant to the offer to an affiliate, you will identify such affiliate as a bidder on an amended Schedule TO and extend the offer so that at least 10 business days remain from the time you amend until closing.

Certain Federal Income Tax Considerations, page 18

4.   Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences. In addition, please delete reference to your discussion being "for general information only." Investors are entitled to rely upon your disclosure.

Conditions of the Offer, page 18

5.   Refer to subpart (ix) and the last paragraph of this section. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the issuer and are specific and capable of objective verification when satisfied.   Please revise your condition so that action or omission by Parent or the Purchaser can not trigger the condition.

6.   We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. In that regard, please clarify whether the existing competing offer has triggered any of the applicable conditions.

7.   We note your statement that "each such right may be asserted at any time or from time to time." Please revise to clarify that you may not assert a right after expiration of the offer.

8.   We note your statement that any determination you make will "be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Liquor Approvals, page 23

9.   Please significantly expand this section to discuss the required Liquor approval. You should address in the number and types of approvals that must be sought. In addition, you should discuss the steps that must be taken to receive these approvals and the time frame necessary to receive such approvals.

Closing Comments

       As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions